UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-209768-07

NISSAN AUTO LEASE TRUST 2019-A

(Exact name of registrant as specified in its charter)

One Nissan Way, Franklin, Tennessee 37067, (615) 725-1127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

2.59881% Asset-Backed Notes, Class A-1; 2.71% Asset-Backed Notes, Class A-2; 2.76% Asset-Backed

Notes, Class A-3; 2.78% Asset-Backed Notes Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, NISSAN AUTO LEASE TRUST 2019-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 28, 2021

NISSAN MOTOR ACCEPTANCE COMPANY LLC, as Administrative Agent

By:	/s/ Douglas E. Gwin Jr.
Name: Douglas E. Gwin Jr.
Title: Assistant Treasurer